FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 22, 2018

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable cellcom israel announces filing
of supplemental shelf offering report in israel

Netanya, Israel – January 22, 2018 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced that following the Company's previously announced possible debt raising in Israel, the Company filed today a supplemental shelf offering report, or Offering Report, with the Israel Securities Authority and the Tel Aviv Stock Exchange, or TASE, under the Company's shelf prospectus. Pursuant to the Offering Report, the Company is offering, in Israel only, new series L debentures in an aggregate principal amount of up to NIS 470,000,000.

In addition, Standard & Poor’s Maalot reaffirmed an ilA+/stable rating for such potential offering of debentures of up to NIS 470 million, which the Company may issue.

The series L debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by the Company generally similar to the terms of the Company's existing Series J and Series K debentures, with a change to the additional interest to be paid in case of a two-notch downgrade in the debentures' rating to 0.5% (with no change to the maximum additional interest).

The Company has received early commitments from institutional investors for the purchase of an aggregate principal amount of NIS 400 million series L debentures at an interest rate of no more than 2.5% per annum, without linkage. The series will be sold at par value (NIS 1,000 per unit).

In consideration for making early commitments, the institutional investors will receive an early commitment commission in the amount of 0.7%. The public tender for Series L debentures is expected to be held on Tuesday, January 23, 2018.

The aggregate amount that the Company expects to pay in arrangement fees and other expenses in connection with this offering (assuming total consideration of approximately NIS 470 million), including the aforesaid commitment commissions, is approximately NIS 4 million. The Company estimates that the net proceeds from the Offering, if completed, will be approximately NIS 466 million, after deduction of the arrangers’ fees and other estimated expenses.

The Company intends to use the net proceeds from the offering for general corporate purposes, which may include financing its operating and investment activity, refinancing of outstanding debt under its debentures and other credit facilities, and dividend distributions, subject to certain restrictions that apply to dividend distributions made by the Company and to the decisions of the Company’s board of directors from time to time.

For additional details regarding the Company's debentures, see the Company's annual report on Form 20-F for the year ended December 31, 2016 dated March 14, 2017, or Annual Report 2016, under "Item 5B. Liquidity and Capital Resources – Debt Service" and "Other Credit Facilities" and the Company's current report on Form 6-K dated August 4, 2017 under "Other developments during the second quarter of 2017 and subsequent to the end of the reporting period – Debt Raising". For details of the Company's dividend policy see the Company's Annual Report 2016 under “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”.

The offering described in this press release will be made only in Israel and only to residents of Israel. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States or to U.S. persons. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

Forward looking statements
The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the execution of the offering and the amount to be raised are subject to uncertainties and assumptions about market conditions and sufficient offers received for an adequate interest rate. The actual conditions could lead to materially different outcome than that set forth above.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.805 million cellular subscribers (as at September 30, 2017) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communications services in Israel, in addition to data communications services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	January 22, 2018	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary